Filed by Adobe Inc.
pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Adobe Inc.
Commission File No.: 000-15175
Date: October 12, 2022

This filing relates to the proposed merger of Figma, Inc., a Delaware corporation (“Figma”), with Saratoga Merger Sub I, Inc. (“Merger Sub I”), a Delaware corporation and a wholly owned subsidiary of Adobe Inc., a Delaware corporation (“Adobe”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of September 15, 2022, by and among Adobe, Merger Sub I, Saratoga Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Adobe, and Figma.

IT Media News: Interview with Dylan Field

The below is an English language translation of an article originally published in the Japanese language.

[…]

―First of all, when did acquisition negotiations with Adobe begin?

Dylan Field (Figma Co-Founder and CEO): I have to confirm the exact date, but I think it was 3 [to] 4 months ago.

―Please tell us what made you decide to merge with Adobe.

Mr. Field: We’ve been big fans of Adobe for a long time, and like everyone else, I grew up with Adobe software. Adobe has been a constant source of inspiration for me, and the majority of my creative work is done in their software.

Many people seem to think that Figma is “a company like Adobe”, but that is not the case. People working on digital transformation think about ways to brainstorm and generate ideas to get more ideas. And when I have an idea, I explore designs to make it a reality. Figma is in charge of that part.

Once you have decided on a design, you probably want to create software from there. Our future efforts will be part of that. We are making various efforts to connect design and software production.

We are adjacent to many other things. Next to creative tools, of course, and next to productivity. Adobe has a number of features that could help extend and scale up into those areas. For example, Adobe has Acrobat, which boasts a surprisingly large market share. We believe that through Acrobat, we can distribute FigJam to more people and use it as a channel to acquire it.

Also, our users want to see images, 3D, videos, illustrations, etc. as they design. Retaining these different types of assets is important during the design process. That’s where the power of Adobe will be harnessed.

All of these things will be realized on the web and will be able to collaborate. By doing so, we believe that many creative possibilities will be created and that everyone in the world will be able to feel creativity and design closer.

―When the intention of acquisition by Adobe was announced, there were not only positive reactions but also negative reactions from users. In order to answer your question, the day after the acquisition was reported, you directly answered questions from users on Twitter’s “Spaces”. What was the reaction?

Mr. Field: Yes, certainly. Figma is blessed with a truly passionate user community. We have people using our software, sometimes more than 40 hours a week. For such people, Figma is like a “home”. Something is about to change there, so I think it can’t be helped if some people wonder, “What will happen?”

I read a lot of tweets and reactions, but I may have missed some because there were so many. All reactions were as expected. But that’s also a concern we’ve been discussing with Adobe. We have carefully considered each and every one of our concerns about how we can continue to make Figma so great. The big pillar is “autonomy”. We want to be autonomous, we want to remain Figma.

[…]

Therefore, all that is necessary is to continue as before. I have many other things planned. I can understand the community reaction. I thought I had planned everything that they were worried about. But what I keep telling the community is not to just blindly trust me. I just want you to keep an open mind.
Then, in the years to come, we should be able to prove that we are doing the right thing, and we will work hard to do so.

Figma to follow Macromedia’s path?

―Even in Japan, this news was greeted with great surprise. Many people seem to remember Adobe’s acquisition of Macromedia in the past. It was an impression. Can we be reassured that such things will not happen?

Mr. Field: I used to be a Fireworks user too! I was a design intern at the time and used Fireworks a lot. It was a good tool, but it had a lot of bugs.

My understanding is that Adobe decided to stop updating Fireworks and try to build a better product that could solve the problem. If Fireworks hadn’t been discontinued, I don’t think there would be companies like Sketch and Figma.

According to former Macromedia people, the suspension of development of Fireworks was already planned even before it was acquired by Adobe. I don’t know if Adobe took that and discontinued it.

However, Adobe acquired Macromedia in 2005. I believe Fireworks was discontinued in 2011 or 2012. It had been a long time coming.

Also, the people who are running Adobe today are former Macromedia people, and they thought deeply about the acquisition of Macromedia, and as a result, what was right, what was wrong, and how to do the right thing for the community.

[…]

Mr. Field: You can see this from the recently acquired frame.io. Despite being bought out, they remain independent. And Adobe has invested as much as they can in the success of frame.io. From what I’ve heard from Adobe, I think they plan to do the same with Figma.

―I see. So how does Figma maintain its independence as a platform?

Mr. Field: First of all, it goes without saying that everyday human relationships are important. Adobe respects that Figma is a single platform. Figma isn’t looking to become a Creative Cloud brand. A lot of people are joking on Twitter, but no one among us is saying that. In this way, the movement, momentum, and energy surrounding Figma’s autonomy are enormous. I think this is a different approach than traditional acquisitions.

―I would like to ask about the competitive situation with Adobe. It has “XD”, but how does it separate from Figma?

Mr. Field: We are more focused on collaborating with the web. And also we focus more on product design and design system. So Figma and XD are a little different. We’ll have to ask Adobe what happens to XD. I know you’re committed to keeping a small team until the acquisition is complete. However, I have to ask [Adobe] about its plans after that.

AI is “a situation like the Internet in the 1990s”

―I would like to ask you a little more about the results of the acquisition of Adobe. One of the benefits of the acquisition is Adobe’s AI technology. How could this be possible when it was integrated into Figma?

Mr. Field: Right now, we are concentrating on Figma’s immediate roadmap. Closer to the developer, it’s about making the transition from design to code and building designs easier. But of course, I have many expectations about what we can do in the future.

Well, as I said earlier, it will be possible to incorporate not only technology, but also expertise in images, illustrations, videos, 3D, etc. into Figma. I think the platform will be really powerful as a result.

I think we are currently in the midst of a lot of innovation happening at the intersection of AI and creativity. Honestly, how AI and all software tools intersect is about everything, not just creativity. And when thinking about the future of human work, I think it’s really important that AI doesn’t become a “substitute for humans”.

How can we use AI to improve ourselves? You should be the one that makes the team better in order to reach the results the user wants.

―The AI is one part of the team, right? […]

Mr. Field: Yes, a big part of the team. I think that a global discussion about AI is about to begin on how to utilize it. I think AI is in a situation similar to the Internet in the 1990s. Thanks to the Figma community in Japan.

―In order for Figma to feature an expanding customer base, it is important to expand corporate customers. What kind of efforts will be required globally?

Mr. Field: I think we need to make more efforts to raise awareness among companies. We’ve been building great enterprise solutions for years. Together with our customers, we have helped them define what their enterprise solutions should look like.

However, many companies seem to be thinking, “Wait a minute, Figma is a small company, maybe it’s not ready yet.” So I think we have to send out more information about the preparedness for companies.

In that sense, I was greatly encouraged in Japan the other day. Nearly 400 people attended the community event. I really, really enjoyed it.

―That is very important for the Japanese market, isn’t it?

Mr. Field: You just announced the Japanese version of Figma. And in the middle of the Corona misfortune. I was worried that people would not come to the event because of the Coronavirus, but they came anyway.

Another important thing was that I was able to spend a lot of time with Japanese corporate customers. It’s a really, really big brand. They were very excited about Figma and very curious about how Figma could help them with their digital transformation.

―I see. Do you have any plans to collaborate with Adobe to expand the enterprise market in the future?

Mr. Field: Adobe has great and deep relationships with a wide variety of customers around the world, especially our most important enterprise customers, so we are confident that we can accelerate the delivery of Figma. However, I think we are already on our way.

―I see. I would like to ask one more thing, what is important in deploying Figma for enterprises? Also, what are the key technologies and key points that should be maintained at the moment?

Mr. Field: I think the key point of Figma is performance. In some ways this is the bare minimum. However, making Figma really fast is technically very complicated. Also, the faster you make Figma, the more complex the file. In other words, there will be an unprecedented competition between the teams who improve Figma’s performance and the users.

Another is that about one-third of the users of this platform are developers. We want to improve the developer experience in Figma. I believe there are many things that can be done to achieve this.

From the second half of the first quarter to the second quarter of 2023, we plan to send out many things. How can developers really be happy with Figma? That’s the big thing we’re working on right now.

―Are there any changes at this point in your approach to markets other than the U.S., especially your commitment to the Japanese market?

Mr. Field: We continue to invest in regions other than the United States. Over 80%, to be exact, 81% of weekly active users and over half of revenue are outside the U.S. And when we think about growing our business, we see opportunities not only in the United States, but also overseas. We have established a large presence not only in Europe but also in Japan. In addition, we would like to develop more businesses in Southeast Asia.

As a business, we are excited to become more global. We have spent a lot of time visiting our users for a long time. As you know, Japan was the first country we localized. I really appreciate all the hard work the team put in to make the product work in Japanese.

Furthermore, we would like to bring this localization to other countries as well.

Negotiate with Adobe “constructively”.

―Please tell us a little personal story. How was your experience negotiating with a giant company like Adobe?

Mr. Field: To be honest, it went really constructively.

It is true that there are probably many lawyers involved in M&A projects of any size, but through this experience, I realized that I am not suited to work as a lawyer (laughs). I have a lot more respect for lawyers than I used to. Thinking is an art, just as writing is an art.

Ultimately, I think my thinking on this deal was, “let’s make a piece” here. It’s not about who wins, but how can we work together? As a result, it was decided that “Okay, then let’s do it together.” It’s good to see and learn from reality. I am very impressed with them.

―Then, would you like to leave a comment for Japanese users?

Mr. Field: Thank you for your support. That’s the biggest. We really appreciate all of you who support us. We would like to keep an open mind on how we can improve, so please continue to send us your opinions.

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Forward-Looking Statements
In addition to historical information, this communication contains forward-looking statements within the meaning of applicable securities law, including statements regarding the expected timing, completion and effects of the proposed transaction, product plans, future growth, market opportunities, strategic initiatives and industry positioning. In addition, when used in this communication, the words “will,” “expects,” “could,” “would,” “may,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “targets,” “estimates,” “looks for,” “looks to,” “continues” and similar expressions, as well as statements regarding our focus for the future, are generally intended to identify forward-looking statements. Each of the forward-looking statements we make in this communication involves risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to: expected revenues, cost savings, synergies and other benefits from the proposed transaction, such as Adobe’s ability to enhance Creative Cloud by adding Figma’s collaboration-first product design capabilities and the effectiveness of Figma’s technology, might not be realized within the expected time frames or at all and costs or difficulties relating to integration matters, including but not limited to customer and employee retention, might be greater than expected; the requisite regulatory approvals and clearances for the proposed transaction may be delayed or may not be obtained (or may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the requisite approval of Figma stockholders may be delayed or may not be obtained, the other closing conditions to the transaction may be delayed or may not be obtained, or the merger agreement may be terminated; business disruption may occur following or in connection with the proposed transaction; Adobe’s or Figma’s businesses may experience disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; the possibility that the proposed transaction is more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities as a result of the proposed transaction or otherwise and those factors discussed in the section titled “Risk Factors” in Adobe’s Annual Report on Form 10-K and Adobe’s Quarterly Reports on Form 10-Q. The risks described in this communication and in Adobe’s filings with the U.S. Securities and Exchange Commission (the “SEC”) should be carefully reviewed. Undue reliance should not be placed on these forward-looking statements, which speak only as of the date they are made. Adobe and Figma undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this communication, except as required by law.

No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It
In connection with the proposed acquisition of Figma, Adobe will file a registration statement on Form S-4 with the SEC to register the shares of Adobe common stock to be issued in connection with the proposed transaction.  The registration statement will include a consent solicitation statement/prospectus, which will be sent to the stockholders of Figma seeking their approval of the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE CONSENT SOLICITATION STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT ADOBE, FIGMA AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents, when available, as well as other documents filed by Adobe with the SEC, free of charge from the SEC’s website at www.sec.gov or by accessing Adobe’s website at http://www.adobe.com/investor-relations.html or by contacting Adobe’s Investor Relations department by calling (408) 536-4700, by writing to Investor Relations, Adobe Inc., 345 Park Avenue, San Jose, California 95110-2704 or by sending an email to adobe@kpcorp.com.

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